[Letterhead of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC]
December 1, 2008
By EDGAR and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Daniel F. Duchovny, Esq. Special Counsel
RE:	Premier Exhibitions, Inc. (the “Company”) Soliciting Materials filed pursuant to Rule 14a-12 Filed November 6, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC File No. 000-24452
Dear Mr. Duchovny,
Pursuant to our telephone conversation on November 24, 2008, we are supplementing our response letter dated November 21, 2008, which has been submitted in response to your letter dated November 13, 2008. This supplemental letter is on behalf of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC (together, “Sellers Capital”), and Sellers Capital’s responses set forth below correspond with the headings and numbers in your letter of November 13, 2008. We have deleted Comment No. 1 pursuant to your indication during our telephone conversation that it has been resolved. For convenience of review, this letter includes your comments in bold and italics with Sellers Capital’s responses below.
Soliciting Materials
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:
A.	multiple failures of management;

B.	Mr. Geller’s excessive compensation;

C.	the dismal track record of Board oversight with respect to reigning in management;

D.	the [fiscal year 2008] problems persist in fiscal year 2009;

E.	the board’s track record is not good;

F.	the company’s “consistent pattern of overpromising and under-delivering to the investors”; and

G.	each of the factors listed in the bullet points on the first page of your press release.

Provided below are our responses to your request for further support. The additional support for our prior responses is provided below in brackets. The documents filed with the Securities and Exchange Commission (the “Commission”) and other supporting documents noted below are being provided to you supplementally and we have marked such documents for your convenience where appropriate. A redline showing the changes to our prior letter is also being provided to you supplementally.
A.	Multiple failures of management
(1)	EBITDA of the Company has declined from $15.3 million in the first half of fiscal year 2008 to $1.3 million in the first half of fiscal year 2009. [See p. 1 of the Company’s Press Release dated October 7, 2008 filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on October 7, 2008.]

(2)	The turnover of senior level management has been high. [As indicated below, certain of our responses are based on the information obtained by Mark A. Hugh Sam and Mark A. Sellers, our representatives on the Company’s Board. At our request, Mr. Hugh Sam and Mr. Sellers were appointed to the Company’s Board effective July 23, 2008. See the Company’s Form 8-K filed with the Commission on July 29, 2008.]
(a)	[The CEO stepped down and was succeeded by the President, who was then replaced by the former CEO in August 2008.] [Effective September 1, 2007, the Company’s Board of Directors appointed Bruce Eskowitz as the Company’s President, CEO and a director and Arnie Geller was appointed as the Company’s Chairman. See the Company’s Form 8-K filed with the Commission on September 4, 2007. As of March 19, 2008, Mr. Geller stepped down as an executive officer of the Company. See the Company’s Form 8-K filed with the Commission on March 20, 2008. On August 8, 2008, the Board of the Company reappointed Mr. Geller as the Company’s Executive Chair. See the Company’s Form 8-K filed with the Commission on August 11, 2008. On August 19, 2008, Mr. Eskowitz resigned as the President, CEO and a director of the Company. See the Company’s Form 8-K filed with the Commission on August 22, 2008. On August 21, 2008, the Board of the Company re-appointed Arnie Geller as Chairman, President and CEO of the Company. See the Company’s Form 8-K filed with the Commission on August 27, 2008.]

(b)	[Effective February 15, 2008, Stephen Couture, the Company’s former Vice President, CFO and director, resigned. Harold W. Ingalls, the Company’s CFO, who was hired in February 2008, and Kelli L. Kellar, the Company’s Chief Accounting Officer, who was hired in November 2007, have also recently announced their intentions to resign based upon their inability to work with other members of the Company’s senior management. Mr. Ingalls specifically referenced his inability to work with Mr. Geller.] [With respect to Mr. Couture’s resignation, see the Company’s Form 8-K filed with the Commission on February 15, 2008. Effective February 20, 2008, Mr. Ingalls was appointed as the new CFO. See the Company’s Form 8-K filed with the Commission on February 21, 2008. Ms. Kellar was appointed as the Chief Accounting Officer effective November 27, 2007. See the Company’s Form 8-K filed with the Commission on November 29, 2007. Through their positions on the Company’s Board, Mr. Hugh Sam and Mr. Sellers, our representatives, have recently received and reviewed copies of Mr. Ingalls’ and Ms. Kellar’s proposed resignation notices.]
(c)	[Ten people, including the most recently hired Vice President of Marketing, have recently been fired and the Vice President of Sponsorships was both hired and resigned in 2008. The Company has reported that Bob Sirmans, the Company’s Vice President of Business Development and Strategy, resigned during the second quarter.] [See the surrounding discussions in our letter and p. 21 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]

(d)	[The Chief Legal Counsel resigned and two members of the Board resigned in 2008 after less than one year of service on the Board.] [On August 19, 2008, Brian Wainger resigned as the Vice President and Chief Legal Counsel and the Secretary of the Company. See the Company’s Form 8-K filed with the Commission on August 19, 2008 and p. 21 of the Company’s Form 10-Q filed with the Commission on October 10, 2008. On August 18, 2008, James S. Yaffe and Jonathon F. Miller resigned as directors of the Company. See the Company’s Form 8-K filed with the Commission on August 22, 2008. Mr. Miller and Mr. Yaffee had been appointed as directors effective September 1, 2007. See the Company’s Form 8-K filed with the Commission on September 7, 2007.]
(3)	The Company has failed to develop a business plan. [Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, discovered through their positions on the Company’s Board that the Company was operating without a business plan. Mr. Hugh Sam and Mr. Sellers also reviewed Mr. Geller’s business plan, which was proposed in November 2008. We determined that Mr. Geller’s plan, which was presented as a bullet point list in an e-mail to the Board members, merely provided “quick fixes” and lacked financial support, forecasts, projections and supporting documentation.]

(4)	Until recently, the Company did not have a forecast or projection beyond one year. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]

(5)	The Company has allowed significant delays in new product development. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]
B.	Mr. Geller’s excessive compensation
(1)	Mr. Geller’s current compensation is $670,000. In addition, Mr. Geller’s spouse receives $190,000 as a senior designer. [For Mr. Geller’s compensation, see the Summary Compensation Table on p. 23 of the Company’s Revised Proxy Statement filed with the Commission on September 29, 2008. Mrs. Geller’s compensation is relevant because of the prevalence of nepotism at the Company, as further discussed in Section 2.G(4) below.]

(2)	In fiscal year 2008, Mr. Geller’s total compensation package was $1.25 million and his spouse received $300,000 in salary and royalties. [For Mr. Geller’s compensation, see the Summary Compensation Table on p. 23 of the Company’s Revised Proxy Statement filed with the Commission on September 29, 2008.]

(3)	The market cap of the Company is $30 million and the Company is losing money. Mr. Geller’s current compensation is more in line with companies that are five times the current market cap of the Company. [Reviewing companies with a market cap around $30 million, we have noted the following: (a) InfuSystem Holdings, Inc’s CEO’s total compensation is approximately $55,000; (b) MISCOR Group, Ltd.’s CEO’s total compensation is below $150,000; (c) Lantronix Inc. pays its CEO a salary of $115,000; (d) 21st Century Holding Co. pays its CEO a salary of less than $180,000; (e) Consulier Engineering’s CEO received a salary of $75,000; and (f) Concurrent Computer Corp. pays its CEO a salary of $100,000, with his total compensation equaling less than $150,000. For comparison, Life Sciences Research Inc., which has a market cap of $122 million, pays its CEO a salary of $660,000, with the CEO’s total compensation equaling $1,660,000. See Capital IQ reports and proxy statements of the companies listed above.]
C.	The dismal track record of Board oversight with respect to reigning in management
(1)	Under the leadership of the former CEO, the Company entered into several transactions, including the Times Square transaction, Luxor transactions and commitments regarding two permanent exhibitions in Boston and Chicago (one or more of which may not currently be resolved) that would have cost the Company up to tens of millions of dollars if the transactions were not terminated by the current CEO. If these transactions were not terminated by the current CEO, the Company would be under contractual obligations for tens of millions of dollars, most of which it could not pay in its current circumstances. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]

(2)	Mr. Geller has handled significant changes in the Titanic lawsuit without the consent of the Board of the Company. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.] [As members of the Company’s Board, Mr. Hugh Sam and Mr. Sellers have discovered that Mr. Geller fails to keep the Board apprised of significant business developments. For example, when the Company’s Vice President of Sponsorships left the Company, Mr. Geller failed to inform the Board of the occurrence although such information was relevant to the development of one of the Company’s projects. Mr. Geller has also negotiated a contract that would restrict the Company’s ability to capitalize on international opportunities when the Board expected the opposite result.]

(3)	The Board of the Company has allowed management to conduct business for years without a business plan. [See our response to Section 2.A(3) above.]
D.	The [fiscal year 2008] problems persist in fiscal year 2009
(1)	The Company’s revenues from the “Bodies” exhibitions continue to decline. [The Company’s exhibition revenue decreased approximately 18.4% to $12,636,000 during the quarter ended August 31, 2008, as compared to $15,480,000 for the quarter ended August 31, 2007. The Company has reported that this decrease is attributable to an attendance reduction of 15% at the Company’s “Bodies” and Titanic exhibitions for the quarter ended August 31,

2008, as compared to the quarter ended August 31, 2007. See p. 5 & p. 14 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]
(2)	Earnings per share (“EPS”) continues to decline. [The Company’s EPS declined from $0.19 per share for the quarter ended August 31, 2007 to $0.03 per share for the quarter ended August 31, 2008. See p. 5 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]

(3)	International revenues as a percentage of total revenues continue to decline. [International revenues accounted for 42.9% of the Company’s revenues for the quarter ended August 31, 2007 and only 1.2% of the Company’s revenues for the quarter ended August 31, 2008. See p. 13 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]

(4)	Cash balance continues to decline. [Cash and cash equivalents were $16,811,000 as of February 28, 2007. See p. 36 of the Company’s Form 10-K filed with the Commission on May 7, 2008. Cash and cash equivalents declined to $13,472,000 as of May 31, 2008. See p. 4 of the Company’s Form 10-Q filed with the Commission on July 10, 2008. Cash and cash equivalents further decreased to $8,105,000 as of August 31, 2008. See p. 4 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]

(5)	Personnel turnover remains high. [For additional support, please see our response in Section 2.A(2) above.]

(6)	Delays in rolling out new exhibits continue. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]

(7)	Sales and marketing remains a problem. [Attendance decreased by 15% at the Company’s “Bodies” and Titanic exhibitions for the quarter ended August 31, 2008, as compared to the quarter ended August 31, 2007. See p. 14 of the Company’s Form 10-Q filed with the Commission on October 10, 2008. Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, have reviewed additional internal information showing further declines in attendance during 2008 and that several venue locations are not currently producing profits. In addition, as discussed above, the Company’s revenues have been declining and the turnover of sales and marketing personnel is an issue. For example, the Company has recently terminated its Vice President of Marketing. As reported to the Company’s Board, Mr. Eskowitz, the Company’s former CEO, also terminated approximately ten people in the Company’s marketing department in August 2008.]
E.	The board’s track record is not good
(1)	See our response in Section 2.C above.

(2)	The primary responsibility of the board is to ensure that it has the right CEO. The Company hired and fired its former CEO in less than one year. In addition, its largest shareholder is calling for the resignation of the current CEO. [For additional support, please see our response in Section 2.A(2)(a) above.]

(3)	Directors’ other roles are to ensure that a company has the right strategy and people in place and to monitor the company’s progress. Until representatives of Sellers Capital were appointed to the Board of the Company, the Board did not do these things. [This is evidenced by a high turnover of senior management, lack of a business plan, and declining revenues, attendance and cash balances, all of which are discussed above.]
F.	The company’s “consistent pattern of overpromising and under-delivering to investors”
(1)	The Company has consistently missed EPS estimates, which we understand are made by analysts based on the Company’s communications. On one of the earnings calls, Mr. Geller stated that the Company could earn $1.50 in EPS in 2008, which is significantly different from the EPS losses that are now occurring. [See p. 31 & p. 38 of the Company’s Earnings Call Transcript dated May 11, 2007 and attached hereto. Such guidance was subsequently rescinded. See the Company’s Press Release dated May 15, 2007 and attached as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on May 15, 2007.]

Earnings History	Nov-07	Feb-08	May-08
EPS Estimate	0.13	0.06	0.06
EPS Actual	0.08	0.02	-0.03
Difference	-0.05	-0.04	-0.09
Surprise %	-38.5%	-66.7%	-150.0%
(2)	The Company’s new exhibits have been delayed significantly as compared to when they were to have started. The “Luxor” exhibition was originally slated to commence at the beginning of calendar year 2008. However, only one exhibition, “Bodies,” has been placed with the next exhibit slated to begin in 2009. “Dialogue” has been delayed a couple of times and the launch of “Sports Immortals” has been postponed several times. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]
G.	Each of the factors listed in the bullet points on the first page of our press release
Our support for each factor listed in the bullet points follows below.
(1)	A declining cash balance and liquidity

On September 30, 2007, the Company had approximately $30 million in cash, as compared to $9 million on September 30, 2008. [As of August 31, 2008, the Company had $8,105,000 in cash. See p. 4 of the Company’s Form 10-Q filed with the Commission on October 10, 2008. In contrast, the Company had $24,534,000 in cash as of August 31, 2007. See p. 3 of the Company’s Form 8-K filed with the Commission on October 10, 2007. Financial information as of September 2007 and September 2008 is based on the Company’s internal documents reviewed by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]

(2)	A bloated organizational structure and failure to implement a streamlined management structure to reduce payroll

Selling, general and administrative expense (“SG&A”) increased from $7 million in the first two quarters of fiscal year 2008 based on $27.5 million in revenues to

$15.2 million in the first two quarters of fiscal year 2009 based on $30.3 million of revenues. [The Company’s publicly reported “general and administrative” expense (“G&A”) increased from $5,977,000 during the first six months period ended August 31, 2007 based on $27,528,000 in revenues to $12,736,000 during the six month period ended August 31, 2008 based on $30,334,000 in revenues. See p. 5 & p. 16 of the Company’s Form 10-Q filed with the Commission on October 10, 2008. The SG&A numbers are based on internal information that Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, obtained through their positions on the Company’s Board.]
(3)	No clear plan to monetize the company’s Titanic assets currently tied up in litigation and a continued failure to resolve the legal dispute and unlock the value for shareholders

There is no written plan to monetize the Titanic assets and the dispute has been tied up in litigation for several years and is still on-going. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings. For the discussion of the Titanic litigation, please see p. 12 of the Company’s Form 10-K filed with the Commission on May 7, 2008 and p. 9 of the Company’s Form 10-Q filed with the Commission on October 10, 2008.]

(4)	Rampant nepotism and a lack of human resource policies designed to control the employment of family members and friends

Mr. Geller has employed his spouse and his niece, with his spouse reporting to Mr. Geller. Tom Zaller, a Vice-President of the Company, has his father-in-law reporting directly to him. Mr. Zaller’s brother John is the co-head of design and his other brother Paul has a sub-contract with the Company, “reporting” to Mr. Zaller. [Mr. Geller is also an uncle to Mr. Yaffe, a former director of the Company.] [For the last statement, see the Company’s Form 8-K filed with the Commission on August 11, 2008] In addition, ex-employees have reported that one of the problems in working at the Company is the family and friends network mentality that exists in the Company. The Company has a policy of not hiring employees who would report to a family member, but this policy has been violated several times (e.g., Judy Geller, Mr. Geller’s wife, reports to Mr. Geller and Mr. Zaller’s father-in-law reports to him). [Primarily based on the information obtained by Mr. Hugh Sam and Mr. Sellers through their positions on the Company’s Board.]

(5)	Geller’s inability to delegate authority and failure to create a succession plan

There is no formal or informal succession plan that has been written or communicated with the Board of the Company. [Based on the information obtained by Mr. Hugh Sam and Mr. Sellers, our representatives on the Company’s Board, at the Company’s board meetings.]

(6)	A lack of a cohesive, healthy corporate culture with clear lines of communication

The Company has experienced high turnover, especially recently at the management level, and numerous changes have taken place since February 2008. For example, the Company’s CFO has announced his intention to resign if Mr. Geller does not resign. [The Company’s Chief Accounting Officer also based her contingent resignation on the inability to work with the Company’s senior management.] [For additional support, please see our response in Section 2.A(2) above. Although we believe that this statement is supported by facts, we will only express this statement as an opinion in the future.]

(7)	A stock price just above $1, risking a NASDAQ delisting

The stock price of the Company hit a high of $18.25 per share on July 23, 2007, but is trading at about $0.70 per share on November 18, 2008. [Based on stock quotes.]
3.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Your statements that (i) you do not believe Mr. Geller and the board of directors have had the best interests of shareholders in mind when making decisions, (ii) the board “failed to govern management and guide the company in a way that protects shareholder interests” imply that the referenced individuals have not fulfilled their fiduciary duties, and (iii) that the current board has provided “lax oversight.”
A.	We do not believe Mr. Geller and the board of directors have had the best interests of shareholders in mind when making decisions.

[Through their positions on the Company’s Board, Mr. Hugh Sam and Mr. Sellers, our representatives, have obtained information supporting our statements. Support is also available through the Company’s public filings. For example, on March 14, 2006, the Company amended Mr. Geller’s employment agreement to provide to Mr. Geller a cash bonus equal to “10% of the Company’s quarterly net income.” This arrangement also applied retroactively for all periods commencing on July 30, 2004.] [See the Company’s Form 8-K filed with the Commission on March 14, 2006, including the Second Amendment to Mr. Geller’s Employment Agreement filed as Exhibit 99.3 to said Form 8-K.] [Needless to say, the bonus as a percentage of the Company’s net income creates a conflict of interest and runs contrary to the interests of shareholders, providing incentives to inflate earnings and detracting from shareholder value. Although the arrangement was quickly rescinded, its existence for any period of time and retroactive payments under such arrangement suggest that the Board and Mr. Geller placed other interests above the interests of shareholders.] [For the termination of said bonus arrangement, see the Company’s Form 8-K filed with the Commission on March 21, 2006 and the Third Amendment to Mr. Geller’s Employment Agreement filed as Exhibit 99.1 to said Form 8-K.]

[In addition, Mr. Geller’s current excessive compensation (discussed in Section 2.B above), nepotism (discussed in Section 2.G(4) above), Mr. Geller’s handling of significant changes in the Titanic litigation without the consent of the Company’s Board and failure to apprise the Board of significant business developments (discussed in

Section 2.C(2) above), difficulties in working with Mr. Geller, as expressed most recently in Mr. Ingalls’ and Ms. Kellar’s proposed resignation notices (discussed in Section 2.A(2)(b) above) and operation without a business plan (discussed in Section 2.A(3) above) are examples of actions that are not in the best interests of the Company’s shareholders.]
[In April 2008, ABC News reported the investigation into the Company’s practices by the New York attorney general’s office triggered by a “20/20” report on the Company. The “20/20” report had disputed Mr. Geller’s assertion as to the source of the bodies for the “Bodies” exhibition. Mr. Geller stated that the Company obtained the bodies from a medical school in Dalian, China; however, according to the ABC News, school officials informed the ABC News that it was “not true.” Instead, the ABC News reported that the bodies for display were supplied by a private company lead by a professor from a medical university.] [See Anna Schecter, ‘Bodies’ CEO Resigns After ‘20/20’ Report (April 21, 2008), available at http://a.abcnews.com/Blotter/story?id=4696964&page=1.] [It is not in the best interests of shareholders for the Company’s CEO to misstate facts to the press. Such misstatements may harm the Company’s public reputation, thus decreasing shareholder value.]
[It is similarly not in the best interests of the Company’s shareholders when the Company’s CEO and the Company fail to disclose information required under the U.S. federal securities laws. After commencing an investigation in 1999, in 2004 the Commission filed a complaint against Mr. Geller based on certain violations of Section 13(d) of the Exchange Act. The parties settled, with Mr. Geller agreeing to pay a civil penalty in the amount of $85,000.] [See p. 4 of Mr. Geller’s Schedule 13D/A filed with the Commission on February 14, 2007.] [In addition, in November 2008, the Company received, but failed to publicly disclose, the resignation notices from its Chief Financial Officer and Chief Accounting Officer although we notified the Company of its disclosure obligation under the Exchange Act. These resignation notices are discussed in Section 2.A(2)(b) above. We believe that a company’s and/or its CEO’s failure to comply with reporting obligations under the U.S. federal securities laws may undermine a company’s reputation, thus decreasing shareholder value.]
B.	The board “failed to govern management and guide the company in a way that protects shareholder interests.”

[Please see our response in Section 3.A above.]

C.	The current board has provided “lax oversight.”

[For example, the Company’s Board has exercised “lax oversight” by failing to enforce the Company’s policy against nepotism, allowing the Company to enter into an agreement with Mr. Geller providing for the cash bonus equal to 10% of the Company’s net income, which was quickly reversed, and allowing the Company to operate without a business plan.] [See the preceding discussion in Sections 2.G(4), 3.A and 2.A(3).] [For additional examples, please see our response in Section 3.A above.]
In our future communications, we will endeavor to avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

In connection with these responses to your letter, Sellers Capital acknowledges that:
(1)	Sellers Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Sellers Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.
Respectfully,

Sellers Capital Master Fund, Ltd.			Sellers Capital LLC

By:	/s/ Samuel S. Weiser		By:	/s/ Samuel S. Weiser

	Name:	Samuel S. Weiser		Name:	Samuel S. Weiser
	Title:	Chief Operating Officer,		Title:	Chief Operating Officer
Sellers Capital LLC, Investment Manager

2.F(1)

PREMIER EXHIBITIONS INCORPORATED
Moderator: Craig Stewart
05-11-07/8:00 a.m. CT
Confirmation # 8184936
Page 1

PREMIER EXHIBITIONS INCORPORATED

Moderator: Craig Stewart
May 11, 2007
8:00 a.m. CT

Operator: Good day everyone and welcome to the Premier Exhibitions Incorporated Fourth Quarter and 2007 Year-End Earnings Release Conference Call. Just as a reminder, today's conference is being recorded.

And now for opening remarks and introductions, I'd like to turn the conference over to Mr. Craig Stewart. Please go ahead, sir.

Craig Stewart: Thank you, Shelly. Good morning everyone and thank you for joining us. As you all know, I will now read the forward-looking Safe Harbor Statement as ((inaudible)) for the phone call.

Certain of the statements contained in this conference call contain – will contain forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Premier Exhibitions Incorporated has based their forward-looking statements on their current expectations and projections about future events based on the information currently available to them.

PREMIER EXHIBITIONS INCORPORATED
Moderator: Craig Stewart
05-11-07/8:00 a.m. CT
Confirmation # 8184936
Page 31

Arnie Geller: Thank you. I appreciate that. Speaking of the guidance, there is something more that I would like to comment on that I probably should have earlier, so let me say that with respect to guidance, although we do expect to give a number, an accurate number, there's an overall picture here that you all are certainly interested in, and what is meaningful to us, that is, that we are working on our 24-month plan at the moment, and we're starting to feel comfortable enough that I could make this comment, and that is that over the next 24 months we expect that our business earnings will rise to the level that will justify a stock price in the $30 range.[1]

So I wanted to pass that on, and let's go on to the next question, Shelly.

Operator: Our next question comes from Chris Lahiji. Please go ahead.

Chris Lahiji: Hello.

Steve Couture: Hi, Chris.

Arnie Geller: Yes. Good morning, Chris.

Chris Lahiji: I know this is not the most favorable time to do it, but I'd like to nominate myself for the COO position. You know, I don't want to wake up anymore at 5:30 a.m. to listen to people ask a million questions on conference calls.

One more thing, I'm also willing to work just for warrants, no salary, so I'm going to e-mail you my resume, Arnie.

Arnie Geller: I'll look forward to receiving it, Chris.

PREMIER EXHIBITIONS INCORPORATED
Moderator: Craig Stewart
05-11-07/8:00 a.m. CT
Confirmation # 8184936
Page 38

We are also seriously investigating our own ticketing operations at the moment as well, and the additional staff that that may incur is also, of course, based upon a careful analysis as to whether or not, number one, it makes sense to do that. And then how much staff comes in, what our investment is, and what our additional earnings projections are based upon that, so I would say merchandise is a pretty good chance that's going to happen. Audio, pretty good chance. Ticketing, I think is – it's still in the talking stages and may not become a reality, certainly in the immediate future, but something worth looking at because it generates a lot of money from the people that are coming to our exhibitions, so I hate to not be able to give you a specific number, but I'm not sure we're prepared to do that yet.

Bill Vlahos: OK. OK. Great. And then I guess I can't let you go without asking about your comment about a 24-month plan that would suggest a $30 stock price. I guess I have to ask you how you get there? I mean, I would think that that would be at least $1.50 and fully taxed earnings.

Arnie Geller: Very possibly, and we'll get to how we get there, and that's probably another conversation for us. I just – I didn't feel comfortable in announcing no guidance right now without at least giving you the intentions and what management expected of the certainly 24-month future.[1]

Bill Vlahos: OK. But I guess, would it be a fair statement to say within the next 24 months you would anticipate a run rate of, say, $1.50 fully taxed?

Arnie Geller: That's one way of getting to the number. I would agree with that, and it's possible. I prefer to wait for our guidance to get more specific on that.[1]

Bill Vlahos: OK. Great. Thank you very much.

Arnie Geller: Thank you.